Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

www.myracehorse.com

(Issuer’s website)

Series LLC Interests*

(Title of each class of securities issued pursuant to Regulation A)

(*Certain Series LLC Interests are qualified but not yet issued under Reg. A)

TABLE OF CONTENTS

MY RACEHORSE CA LLC

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our”, “MRH”, “our company”, or the “Company” refer to My Racehorse CA LLC, a Nevada limited liability company.

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each series of the Company and the MyRacehorse™ Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the MyRacehorse™ Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the heading “Risk Factors” in our Offering Circular on Form 1-A filed with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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ITEM 1. BUSINESS

Overview

The Company was formed in the state of Nevada as a series limited liability company on December 27, 2016. There is limited historical financial information about us upon which to base an evaluation of our performance. We are an emerging growth business with limited operating history. We cannot guarantee that we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns, such as increases in marketing costs, increases in administration expenditures associated with daily operations, increases in accounting and audit fees, and increases in legal fees related to filings and regulatory compliance.

MyRacehorse.com intends to democratize the ownership of racehorses (Thoroughbred, Quarter, and Standardbred horses) and allow fans to experience the thrill, perks and benefits of ownership at a fraction of the historical cost. This includes everything from the behind the scenes engagements with the horse, the jockey and trainers as well as exclusive on-track experiences and a portion of financial gains that the ownership creates.

We are managed by Experiential Squared, Inc. (“Experiential” or the “Manager”), a Delaware corporation incorporated in 2016. Experiential owns and operates a mobile app-based crowd-funding investment platform called MyRacehorse™ (the MyRacehorse™ platform and any successor platform used by the Company for the offer and sale of interests, the “MyRacehorse™ Platform”), which is licensed to the Company pursuant to the terms of that certain Management Services Agreement (the “Management Agreement”), through which investors may indirectly invest, through series of the Company’s interests, in fractional racehorse ownership interests that have been historically difficult to access for many market participants. Through the use of the MyRacehorse™ Platform, investors can browse and screen the potential investments and sign legal documents electronically. We intend to distribute the Interests (as defined herein) exclusively through the MyRacehorse™ Platform.  Neither Experiential Squared, Inc. nor any other affiliated entity involved in the offer and sale of the Interests is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Interests.

Racehorse Ownership Interests

The Company, through individual series of ownership in a particular racehorse (all of the series of the Company offered in such racehorse(s) may collectively be referred to herein as the “Series”, and each, individually, as a “Series”; The interests of all Series in such racehorse(s) may collectively be referred to herein as the “Interests”, and each, individually, as an “Interest”), intends to purchase interests in thoroughbred horses, quarter horses, and Standardbred horses. The Series’ percentage ownership in a specific horse is determined on a series-by-series basis. It is the intent of the Company and its Manager to maintain sufficient control and input into the initial due diligence and subsequent training, maintenance and upkeep of an Underlying Asset (an “Underlying Asset”).

The following Series Interests have been qualified under Regulation A to date:

Series Membership Interests Overview
		Number of Shares	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer

Series Palace Foal	Per Unit	1	$120.00	$0.00	$120.00
	Total Maximum	510	$61,200.00	$0.00	$61,200.00

Series De Mystique ‘17	Per Unit	1	$140.00	$0.00	$140.00
	Total Maximum	250	$35,000.00	$0.00	$35,000.00

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If a Series owns a minority interest in an Underlying Asset, it will look to have a wide range of voting rights (including major decision rights) and the ability to control disbursements of expenses as payments to third party trainers, service providers and maintenance crews in order to properly exercise control and add value to the Series.

As an owner of a racehorse, the individual Series will receive a percentage of the purse winnings that is equal to its ownership percentage, as well as other revenue-generating events including, but not limited to claiming races (which may result in a sale of a racehorse held by a series), sales of the racehorse, marketing or sponsorship activities and the sale of future breeding rights. Similarly, the individual Series will be responsible for the expenses of the racehorse at a rate equal to its ownership percentage. These expenses will often be payable directly by the Series pursuant to the rights of its partnership, syndicate or operating agreement (“Governing Documents”) with other co-owners of an Underlying Asset.

The syndicate manager of the horse makes the final decisions on many day-to-day decisions relating to the horses. They decide on the trainer, racing schedule, housing and certain other operational decisions. Certain key decisions, however, will require input from the Series. The Manager intends for the Series to maintain a sufficient level of control over the Underlying Asset by (1) majority (50%+) ownership (which includes the ability to remove the syndicate manager), (2) heavy negotiation of the Underlying Asset’s Governing Documents to include discretion in payment of certain expenses and voting rights over important decisions regarding the management of the Underlying Asset, or (3) a combination of these controls.

As set forth in the Equine Co-Ownership and Acquisition Agreement for Palace Foal, the Company will hold a majority (51%) stake in Palace Foal’s co-ownership group and the Manager will serve as the syndicate/co-ownership manager with all attendant control rights, including, but not limited to, the right to assign the racing manager, training schedule, breeding, and other major decision rights as it relates to Palace Foal.

As set forth in the Equine Co-Ownership and Acquisition Agreement for De Mystique ‘17, the Company will hold a 25% stake in De Mystique ’17’s co-ownership group. The syndicate/co-ownership manager will have the right to assign the racing manager, training schedule, breeding, and other day-to-day rights, but the Company will have certain major decision rights as it relates to De Mystique ’17, including limitations on the scope of authorized actions of the Manager (Section 4), veterinary inspections, title inspection rights, appraisal rights and extensive information rights on expenses and operations of the horse (Section 5), anti-dilution rights (Section 16), right of first refusal (ROFR) rights (Section 15), full ownership privileges (Section 12), no claiming races without consent (Schedule 1), removal of racing manager through co-ownership vote (Schedule 1), insurance discretion (Section 20), expense payment obligations (Section 21), consultation on certain sale rights (Section 17) and more. As a minority owner and non-syndicate manager of De Mystique ’17, the Company has less operational control over De Mystique’17 than Palace Foal but is still heavily involved with the ownership and development of the horse.

When a Series becomes an owner of the horse, the Series’ members may be able to enjoy some of benefits and privileges of owning a horse. This includes the ability to visit the horse at the trainer’s barns, visit the paddock before any race the horse is in, interact with the jockey before the race, and have your photo taken in the winner's circle if the horse wins a race. Some of these Membership Experience Programs are included with Series membership, while others may require additional payments by investors and would be attributable as revenue to the Company. Since the Member is not a direct owner but an indirect owner of the horse they must be accompanied by someone that is licensed by the state's racing authority. There is no guarantee that a licensed person will be available to accompany a member upon request.

Size of Thoroughbred Business

The US Gross Domestic Product for thoroughbred racing, breeding, and related activities contributes approximately $50 billion in direct economic impact to the U.S. economy. There are an estimated 40,000 thoroughbred races each year attracting 60 million spectators and bets of more than $13 billion at the tracks and at off-site locations.1

Currently, $100 billion is bet annually on horse races with the US representing about 11% of the total gaming market.2 The Kentucky Derby continues setting records; in 2017 the total handle was the highest in history, with just over $209 million handled, up 8% from the previous record.3 In 2015, Churchill Down set an attendance record with just over 170,000 people in attendance.4

$100 billion is bet annually on horse races worldwide and there are $1 billion dollars a year in racehorse sales. Approximately, 8 million fans attend races each year watching over 47,000 active racehorses.5 The average sales price for a racehorse is about $74,000.6

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[1]	American Horse Council Foundation. 2017 National Economic Impact Study. Retrieved at http://www.horsecouncil.org/economics.
[2]	International Federation of Horseracing Authorities. 2015 Annual Report. Retrieved at https://www.ifhaonline.org/resources/Annual_Report_2015.pdf.
[3]	https://www.courier-journal.com/story/news/local/2017/05/07/record-betting-reported-2017-kentucky-derby/101403510/.
[4]	https://www.kentuckyderby.com/horses/news/second-highest-attendance-in-track-history-as-167,227-fans-watch-undefeated-nyquist-win-the-142nd-kentucky-derby
[5]	The Jockey Club. Fact Book Index. Retrieved at http://www.jockeyclub.com/default.asp?section=FB&area=12.
[6]	The Jockey Club. Fact Book Index. Retrieved at http://www.jockeyclub.com/default.asp?section=FB&area=13.

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Plan of Operations

The Company, the Manager and/or its affiliates will either (1) acquire horses that are listed on MyRacehorse.com pursuant to a promissory note between the Series and lender or (2) have the Series acquire the horses upon close of the respective offering. In many instances, the lender will have a right, prior to completion of the Offering, to participate in pre-closing dividends from revenue generated by its interest in the Underlying Asset and the right to convert into the unsold portion of the offering prior to being fully funded. The Manager looks to the following data when considering race horses:

Pedigree

Pedigree Statistics

Race history (if applicable)

Potential trainer

Horse Owner/Syndicate Manager

Purchase History

User Reviews of Syndicate Managers, Trainers, Pedigree (if applicable)

Workout reports and videos

Trainer Assessment

Bloodstock Agent Assessment (if applicable)

3rd party appraisals (If applicable)

Veterinarian Assessments (if applicable)

Biometrics (if applicable)

Although this data is intended to help investors find appropriate investments for them as individuals, there are no guarantees that this data can be predictive of a horse’s future performance. Horse racing investing is very volatile and risky. MyRacehorse.com, which is owned by the Manager and licensed to the Company, has a stated purpose of providing the tools and content potential investors are seeking to make more informed decisions and the use of MyRacehorse.com content and tools may or may not aide in the selection of a horse investment.

An investment in a Series does not constitute ownership of a racehorse as regulated by the California Horse Racing Board. Other state regulations outside of California may impact how and when an Asset can be raced.

The Series will contract with Manager to provide “ownership privileges” and “ownership experiences” for investors. Some ownership privileges are included as a member, including access to content that will vary based on majority ownership group, trainer, track, frequency of races, racing conditions, the health of the horse and other factors. Other “ownership privileges” provided by Manager will be available for purchase and can include on track events and race day privileges including paddock, backside and winners circle access.

For each horse acquired by each individual Series, the timeline for racing and expected cash flows may vary greatly. Different acquisitions will have different timelines depending on a variety of factors. In general, the Series will exist for 4-6 years (the racing life cycle) and then the Underlying Asset will be sold.

Claiming

The Company's Claiming activities (through individual Series) consist of identifying horse in claiming races that are more valuable, in the Company's opinion, then their respective claiming price. Some factors leading to a horse being more valuable than its claiming price include being poorly trained to date, running in the wrong type of races or having dropped in class. The Company believes most of the horses acquired in this manner will be owned by the Company for less than 12 months since they can be sold during any claiming race.

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A claiming race is one in which all horses entered are eligible to be purchased by a licensed owner or indirectly through a trainer for the specified claiming price (see below for levels of claiming races). For example, in a $32,000 claiming race all the horses are for sale for the purchase price of $32,000 plus applicable taxes. The procedure for a claiming race is as follows: the trainer puts a claim in for the horse prior to the race. Immediately upon the start of the race the horse is considered sold to the new owner, however, the previous owner maintains any purse winnings from that race. If two or more owners/trainers put a claim in on a horse than a "shake" occurs to determine who has purchased the horse. A shake is when each claiming owner is assigned a number. Then a racing official draws a number at random and the owner with corresponding number has purchased the horse. Claiming races account for up to 80% of all thoroughbred races on a given day.

The intent behind claiming is to claim horses that are performing below their ability or have been mismanaged by the current owners or trainers thereby allowing the Series to move the horse up in class and make a profit on the horse being claimed for an amount higher than the Series paid.

Once a Series acquires a horse in its claiming division it may take up to 30 days before the horse may be able to race again. The factors relating to the length between races include the endurance and shape of the horse, the availability of races and the skill level of the other horses in the race. The Company, along with our trainer, uses these factors to decide on where and when to race the horse so we can put the horse in the best possible position to win. During this time the horse is usually ridden everyday as part of their training. Horses will jog or cantor most days. The horse will typically gallop every 7 days that it does not race; this is referred to as a work out. A work out consists of a timed run from 3 furlongs up to 5 furlongs (1 furlong equals 1/8 of a mile) and simulates a race for the horse.

The Company expects the on-going monthly expenses directly associated to the horses in its claiming division to be approximately $50 to $125 per day for each horse. The fee depends on the trainer's fee and the amount of vet bills each horse requires.

Revenue from Claiming Division

The Series intend to generate revenue from its Claiming Division in two ways: (1) purse winnings and (2) sale of a horse. The Company expects that a horse will begin to generate revenue from purse winnings within 30 days from acquiring the horse. The Company further expects that it will continue to receive revenue from the horse every 30 days from additional purse winnings. The Series will also generate revenue if our horse is claimed by another stable. The Company expects that most horses in its claiming division will be claimed within 12 months from the date we acquired the horse.

Deciding on a Horse

When deciding on acquiring a horse, our team looks at a multitude of variables:

•	Pedigree: The recorded ancestry of the horse.

•	Pedigree Statistics: Win percentages and nicking statistics.

•	Race history (if applicable): Historic results of past races the horse has competed in

•	Race Replays (if applicable): Video of the historic races.

•	Potential trainer: Statistics and trends of the potential trainer

•	Valuation: The monetary worth set by the majority owner

•	Horse Owner/Syndicate Manager: Historical statistics and reputation

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•	Purchase History: Publicly recorded title transfers of the horse

•	User Reviews of Syndicate Managers, Trainers, Pedigree (if applicable): Feedback from user reviews

•	Workout reports and videos: Via professional clockers and internal evaluation of video footage

•	Bloodstock Agent Assessment (if applicable): Record and Reputation

•	3rd party appraisals (If applicable): Independent bloodstock appraisal

•	Veterinarian Assessments (if applicable): Independent assessment of health of horse

•	Biometrics (if applicable): Assessment of biometric data against desired attributes

This initial diligence information is used to determine if the horse is one that will be added to the MyRacehorse™ Platform and then the same information is made available to the prospective investors to assist in their individual investment decisions.

Types of Races

Maiden - A race for Non-winners

Maiden Special Weight - For horses that have never won a race, but cannot be claimed

Claiming - Race in which horses entered are subject to purchase, or "claim", for the specified claiming price (typically the horses have won at least one claiming or maiden race)

Allowance - a race other than claiming for which the racing secretary drafts certain conditions to determine weights

Stakes - The highest level of racing

Class Structure

Stakes

Grade 1 Stakes

Grade 2 Stakes

Grade 3 Stakes

Non-Graded Stakes

Classified Allowance

N4X - Non-winners of less than 4 races excluding claiming or Maiden (also referred to as "nonwinners of four races other than Maiden or claiming" or "4th level allowance")

N3X - Non-winners of less than 3 races excluding claiming or Maiden (also referred to as nonwinners of three races other than Maiden or claiming" or "3rd level allowance")

N2X - Non-winners of less than 2 races excluding claiming or Maiden (also referred to as nonwinners of two races other than Maiden or claiming" or "2nd level allowance")

N1X - Non-winners of less than 1 races excluding claiming or Maiden (also referred to as nonwinners of one race other than Maiden or claiming" or "1st level allowance")

Claiming

$100,000	- horses are entered but are subject to sale for the claiming price of $100,000

$80,000	- horses are entered but are subject to sale for the claiming price of $80,000

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$62,500	- horses are entered but are subject to sale for the claiming price of $62,500

$50,000	- horses are entered but are subject to sale for the claiming price of $50,000

$40,000	- horses are entered but are subject to sale for the claiming price of $40,000

$32,000	- horses are entered but are subject to sale for the claiming price of $32,000

$25,000	- horses are entered but are subject to sale for the claiming price of $25,000

$20,000	- horses are entered but are subject to sale for the claiming price of $20,000

$16,000	- horses are entered but are subject to sale for the claiming price of $16,000

$12,500	- horses are entered but are subject to sale for the claiming price of $12,500

$8,000	- horses are entered but are subject to sale for the claiming price of $8,000

Maiden

Maiden Special Weight

$50,000 Maiden Claiming

$32,000 Maiden Claiming

$25,000 Maiden Claiming

Competition

The Company is a very small player in the racehorse ownership business. While we consider bloodlines and the win-loss records of a particular horse's lineage as well as other factors, our success will depend in large measure on our ability to evaluate the potential of a horse. We will rely almost on the Manager and its officers to evaluate a horse and to buy any horse we believe to be a good investment.

Government Regulation

Horse racing is regulated by the individual states. Most states’ main focus is on regulating the pari-mutuel wagering in horse racing. In California, horse racing is regulated by the California Horse Racing Board and governed by the Business and Professions Code of California.

Operating Expenses

“Operating Expenses” are costs and expenses attributable to the activities of the Series (collectively, “Operating Expenses”), which may be as much as or greater than the actual cost of the interest in the Underlying Asset, including:

•	costs incurred in managing the Underlying Asset related to a Series, including, but not limited to boarding, maintenance, training and transportation costs (the “Upkeep Fees”);

•	costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third party registrar or transfer agent and any reports to be filed with the Commission including periodic reports on Forms 1-K, 1-SA and 1-U;

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•	any indemnification payments; and

•	any and all insurance premiums or expenses in connection with the Underlying Asset, including mortality, liability and/or medical insurance of an Underlying Asset to insure against the death, injury or third party liability of racehorse ownership (as described in “Description of the Business – Business of the Company”). The decision to purchase insurance on a horse is made on a horse-by-horse basis. There is no guarantee that a horse you invest in will be insured.

The Manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the closing of an offering in a Series (a “Closing”). Operating Expenses incurred post-Closing shall be the responsibility of the Series. We allocate a sizable portion of the Offering to be spent on Upkeep Fees which cover operating expenses related specifically to the training, upkeep and maintenance of the Underlying Asset. However, if the Operating Expenses exceed the amount of revenues generated from its interest in the Underlying Asset, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by its interest in the Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

Until the Series generates revenues from its interest in the Underlying Asset, we expect the Series to, initially, deplete only the Upkeep Fees. We may incur Operating Expenses Reimbursement Obligations or the Manager pays such Operating Expenses incurred and will not seek reimbursement if Operating Expenses exceed revenues and Upkeep Fees.  See discussion of “Description of the Business – Operating Expenses” for additional information.

Indemnification of the Manager

To the fullest extent permitted by applicable law, subject to approval of each Series Manager, all officers, directors, shareholders, partners, members, employees, representatives or agents of the Manager or a Series Manager, or their respective affiliates, employees or agents (each, a “Covered Person”) shall be entitled to indemnification from such Series (and the Company generally) for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Series Manager, or such Series and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement and any Series Agreement in connection with a racehorse, except that no Covered Person shall be entitled to be indemnified for any loss, damage or claim incurred by such Covered Person by reason of fraud, deceit, gross negligence, willful misconduct or a wrongful taking with respect to such acts or omissions; provided, however, that any indemnity under that certain Amended and Restated Series Limited Liability Company Agreement of the Company (the “Operating Agreement”) shall be provided out of and to the extent of the assets of the such Series only, and no other Covered Person or any other Series or the Company shall have any liability on account thereof.

To the fullest extent permitted by applicable law, subject to approval of a Series Manager, all expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by such Series prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by such Series of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the Operating Agreement.

Description of the Management Agreement

Each Series will appoint the Manager to serve as Manager (the “Manager”) to manage its interest in the Underlying Asset pursuant to the Management Agreement

The services provided by the Manager will include:

•	Rendering management and administration services and support and other management support needed for Company’s and each Series’ operations;

•	A license to the MyRacehorse™ Platform for the facilitation of the offerings of the Series Interests;

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•	Determining which Assets to select and purchase; and

•	Determining the amount of the selling price of the Assets upon disposition thereof.

The term of the Management Agreement shall commence on the date executed and shall have a term of one (1) year unless earlier terminated as provided for therein. The term of the Management agreement shall be automatically extended for a series of additional one (1) year terms unless Company notifies the Manager in writing of its desire to terminate this Agreement at least sixty (60) days prior to the expiration of the current term.

Each Series will indemnify the Manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Manager under the Management Agreement with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

A copy of the Management Agreement is attached hereto as Exhibit 6.1.

Management Fee

As consideration for managing each Underlying Asset, the Manager will be paid a one-time Due Diligence Fee of approximately 15.0% of the offering proceeds and a Management Fee on an ongoing basis equal to 10% of Gross Proceeds generated by the Series.

Facilities

The Manager is located at 250 W. 1st Street, Suite 256, Claremont, CA 91711 and currently has a four year lease on its principal offices. The Manager presently has four employees, five independent contractors and two advisors. The Company does not have any employees.

Legal proceedings

None of the Company, any series, the Manager, or any director or executive officer of the Manager is presently subject to any material legal proceedings.

Allocation of expenses

To the extent relevant, Offering Expenses (expenses incurred in connection with the offering of interests associated with a Series), Operating Expenses, revenue generated from interests in underlying assets and any indemnification payments made by the Company will be allocated amongst the various interests in accordance with the Manager’s sole discretion. The Manager intends to allocate items that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series of interests. If, however, an item is not allocable to a specific series but to the Company in general, it will be allocated pro rata based on the value of interests in underlying assets (e.g., in respect of asset level insurance) or the number of interests, as reasonably determined by the Manager.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Since its formation in December 2016, the Company has been engaged primarily in acquiring a collection of racehorses, with loans from officers of the Manager, and developing the financial, offering and other materials to begin fundraising.  We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

We completed initial offerings of Interests as set forth in the table below under “Operating Results” and are in the process of launching subsequent offerings for other series. The information contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” related to the Company as a whole, which is made up of a number of separate series and underlying assets. The purchase of membership interests in a Series of the Company is an investment only in such Series and not an investment in the Company as a whole or any other Series.

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As of December 31, 2018, officers of the Manager have loaned the Company a total of $55,828 (excluding accrued interest) in connection with the acquisition of these assets, including a loan in the original principal amount of $15,606 made to the Company to finance the acquisition of the Series Palace Foal for the benefit of the Series. See Note 4 – Advances from Manager and Note 6 - Related Party Transactions of the Notes to the Financial Statements and Exhibit 6.3 for more information regarding the loans/advances from officers of the Manager or the Manager.

Operating Results

As of December 31, 2018, the following Series and related race horses have been created and are being offered pursuant to either (i) our California intrastate offering permit or (ii) Rule 506(c) of Regulation D:

	Amers	Berengaria '17*	Bullion	Cairo Kiss	Country Whirl '17*	Madarnas	Major Implications*	Moonless Sky	Night Of Idiots*	Nileist*
Interests Offered (1)	75	150	25	80	100	50	20	200	80	45
Interests Sold (1)	55	150	25	80	37	28	20	200	54	41
Interests Remaining (1)	20	0	0	0	63	22	0	0	26	4
Asset Cost/Interest (2)	$82.00	$153.00	$240.00	$347.50	$123.00	$204.00	$128.00	$60.00	$112.00	$260.00
Operating Expense Reserve/Interest (2)	$37.00	$76.00	$0.00	$124.25	$132.00	$93.00	$67.00	$33.50	$100.00	$190.00
Due Diligence Fee/Interest (2)	$21.00	$41.00	$230.00	$83.25	$45.00	$53.00	$35.00	$16.50	$38.00	$80.00
Owed to Series (3)	$2,035.00	$11,400.00	$0.00	$9,940.00	$4,884.00	$2,604.00	$1,340.00	$6,700.00	$5,400.00	$7,790.00
Owed to Experiential (4)	$1,640	$0	$0	$0	$7,749	$4,488	$0	$0	$2,912	$1,040
Paid to Experiential (5)	$1,155	$6,150	$5,750	$6,660	$1,665	$1,484	$700	$3,300	$2,052	$3,280
Price Per Interest (6)	$140.00	$270.00	$470.00	$555.00	$300.00	$350.00	$230.00	$110.00	$250.00	$530.00
$ Sold (7)	$7,700.00	$40,500.00	$11,750.00	$44,400.00	$11,100.00	$9,800.00	$4,600.00	$22,000.00	$13,500.00	$21,730.00
$ Offered (7)	$10,500.00	$40,500.00	$11,750.00	$44,400.00	$30,000.00	$17,500.00	$4,600.00	$22,000.00	$20,000.00	$23,850.00
$ Remaining (7)	$2,800.00	$0.00	$0.00	$0.00	$18,900.00	$7,700.00	$0.00	$0.00	$6,500.00	$2,120.00

	Noble Goddess*	Sauce On Side	Soul Beam	Sigesmund	Swiss Minister	Takeo Squared	Tavasco Road	Zestful	Totals
Interests Offered (1)	200	125	65	200	50	100	80	100
Interests Sold (1)	163	125	62	61	27	100	72	77
Interests Remaining (1)	37	0	3	139	23	0	8	23
Asset Cost/Interest (2)	$62.00	$130.00	$355.00	$50.00	$150.00	$153.00	$128.00	$194.00
Operating Expense Reserve/Interest (2)	$31.00	$74.00	$163.50	$35.00	$88.00	$76.00	$67.00	$78.00
Due Diligence Fee/Interest (2)	$17.00	$36.00	$91.50	$15.00	$42.00	$41.00	$35.00	$48.00
Owed to Series (3)	$5,053.00	$9,250.00	$10,137.00	$2,135.00	$2,376.00	$7,600.00	$4,824.00	$6,006.00	$99,474.00
Owed to Experiential (4)	$2,294	$0	$1,065	$6,950	$3,450	$0	$1,024	$4,462	$37,074
Paid to Experiential (5)	$2,771	$4,500	$5,673	$915	$1,134	$4,100	$2,520	$3,696	$57,505
Price Per Interest (6)	$110.00	$240.00	$610.00	$100.00	$280.00	$270.00	$230.00	$320.00
$ Sold (7)	$17,930.00	$30,000.00	$37,820.00	$6,100.00	$7,560.00	$27,000.00	$16,560.00	$24,640.00	$354,690.00
$ Offered (7)	$22,000.00	$30,000.00	$39,650.00	$20,000.00	$14,000.00	$27,000.00	$18,400.00	$32,000.00	$428,150.00
$ Remaining (7)	$4,070.00	$0.00	$1,830.00	$13,900.00	$6,440.00	$0.00	$1,840.00	$7,360.00	$73,460.00

 _____________________

*	Denotes offerings commenced in fourth quarter of fiscal year 2018
(1)	Denotes total membership interests offered, sold to date and remaining to be sold in each series.

(2)	Denotes the “Cash Portion of the Asset Cost”, “Cash Reserves for Operating Expenses”, and “Due Diligence Fee” per membership interest sold.

(3)	Denotes the amount of cash held in reserve attributable to such series after deduction of “Due Diligence Fee.”

(4)	Denotes the amount owed the Manager for any loans extend on behalf of a series.

(5)	Denotes the amount of “Due Diligence Fee” or other “Management Fee” paid to Manager.

(6)	Price per membership interest of each series.

(7)	Denotes total dollar amount offered, sold to date and remaining to be sold in each series.

10

Since its formation in December 2016, the Company’s efforts have been focused on the development of the offering and marketing for fundraising. During the year ended December 31, 2017, the Company spent $10,200 on various general, administrative and start-up activities. During the year ended December 31, 2018, the Company spent $36,062 on various general, administrative and start-up activities. The Company only recently commenced its planned principal operations in 2018.

Revenues are generated at the series level. As of December 31, 2017 and 2018, series of the Company have generated $0 and $36,888 in revenues, respectively. We do not expect Series Palace Foal or Series De Mystique ‘17 to generate any revenues until July 2019 and September 2019, respectively, at the earliest.

As of December 31, 2017 and 2018, the Company incurred costs of revenue – horse expenses of $0 and $70,998, respectively, related to veterinary costs, transportation, jockey fees, etc. as directly related to the revenue-driving activities of such series. As of December 31, 2018, Series Palace Foal did not incur any costs of revenue – horse expenses.

As of December 31, 2017 and 2018, the Company incurred Management Fee expenses of $0 and $57,484, respectively, sales and marketing expenses of $0 and $500, respectively, interest expenses of $0 and $23, respectively, and depreciation of $0 and $40,286, respectively. As of December 31, 2018, Series Palace Foal incurred $0 in Management Fee expenses and other general expenses, $23 in interest expense and $434 in depreciation.

As a result, the Company’s aggregate net loss across all series for the years ended December 31, 2017 and 2018 was $10,200 and $159,165, respectively. As of December 31, 2018, the net loss for Series Palace Foal was $456.

Series De Mystique ’17 was not created until after December 31, 2018.

Liquidity and Capital Resources

During the years ended December 31, 2017 and 2018, the Company has relied on advances from founders, raising capital to fund its operations and the issuance of securities under an intrastate permit and Regulation D offering as sources of capital. The funds raised supported the repayment of manager’s loans (advanced to obtain horse assets), accrue management fees and set aside cash held by the manager as horse reserve accounts to cover certain horse expenses. Additionally, the Company acquired one horse asset through a loan from a strategic vendor partner.

The cash reserves for Operating Expenses, including Upkeep Fees, for both Series Palace Foal and Series De Mystique ’17 are estimated to last through calendar year 2019 whether or not such Series generates revenues in 2019. The purchase price of such Underlying Assets includes such reserves for Operating Expenses through 2019. The Company anticipates that Palace Foal and De Mystique ’17 may begin racing and, thus, generating revenue as early as July 2019 and September 2019, respectively, which should allow such Series to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should such Underlying Assets need more time than anticipated in training or fails to generate sufficient revenues as expected, such Series have reserves in place to cover such contingencies through 2019. The Company has purchased insurance for such Underlying Assets.

In the Offerings, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such series thereafter.

The Company (if viewed as if it were a separate and distinct entity apart from its series) will not have much, if any, need for cash reserves and, instead, each series will have liquidity needs that are built into Operating Expense reserves and covered by future revenue-generating activities. Specifically, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such series thereafter. Further, in the event that a series is not fully subscribed, or needs additional funding beyond the Operating Expense reserves, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

11

Since Inception, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2017, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations, including those of Series Palace Foal and Series De Mystique ‘17, with funding from a Regulation A offering campaign, capital contributions from the founder and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements and related notes thereto included in this Offering Statement do not include any adjustments that might result from these uncertainties.

Plan of Operations

As stated, the Company is in the business of acquiring interests in race horses. As the Company acquires the interests in the horses in the future, the Company will recognize its share of the horse earnings less any expenses paid for or incurred on behalf of a specific horse operation.

During the year ended December 31, 2018, series accrued race winnings totaling $36,888. In sum, the series incurred $70,998 of series specific expenses (stabling, transportation, insurance, veterinary, etc.). The Company has also accrued $57,484 of due diligence or management fees earned by the Manager.

At the time of the filing of this offering statement, Series Palace Foal and Series De Mystique ’17 have not commenced revenue-generating operations. We intend for such Series to start generating revenue in July 2019 and September 2019, respectively, at the earliest.

Trend information

The Company’s main focus over the next twelve months is to continue to launch subsequent Offerings of Series Interests. In 2018, we closed 16 Offerings. The table below shows the launched and closed Offerings for the year ended December 31,2018:

	# of Offerings Launched	# of Offerings Closed	# Qualified but not launched
2018	17	16	19

(1) data represents number of Offerings for Series Interests of each state of offering process in the given period.

(2) offerings launched in 2018 either through (i) a California intra state permit or (ii) Rule 506(c).

The Company plans to launch approximately 50 to 100 additional offerings in the next twelve months, as of the date of this filing, including offerings for increasingly higher value underlying assets.  The proceeds from any offerings closed during the next twelve months will be used to acquire additional race horses. We believe that launching a larger number of offerings in 2019 and beyond will help us from a number of perspectives:

1) Continue to grow the user base on the Platform by attracting more Investors into our ecosystem.

2) Enable the Company to reduce operating expenses for each series, as we negotiate better contracts for training, upkeep, insurance and other operating expenses with a larger collection of underlying assets.

3) Attract a larger community of Horse Sellers with high quality underlying assets to the Platform who may view us as a more efficient method of transacting than the traditional syndication processes.

In addition to more offerings, we also intend to continue to develop Membership Experience Programs, which allow Investors to enjoy the collection of racehorses acquired and managed by the Company through events, race day visits and other programs. The initial testing of such Membership Experience Programs commenced in early 2019, but no revenues have been generated by such programs at the date of this filing. We expect to develop additional Membership Experience Programs throughout the remainder of 2019 and beyond. We believe that expanding the Membership Experience Programs in 2019 and beyond will help us from a number of perspectives:

1) Serve as an additional avenue to attract users to the Platform and to engage the existing users and Investors.

2) Start to generate revenues for the series from the underlying assets used in the Membership Experience Programs, which we anticipate will enable the underlying assets to generate revenues for the series to cover, in whole or in part, the ongoing post-closing operating expenses.

12

We do not anticipate generating enough revenues in fiscal year 2019 from Membership Experience Programs, or otherwise, to cover all the operating expenses for any of the existing Series, or any other series of interests for which offerings closed in fiscal year 2019.

Outside of the trends mentioned above, we believe that the Company is also dependent on the general economic environment and investing climate, the horse racing industry at large (including ongoing concerns of horse safety), in particular in the United States. In addition, since we are reliant on our Manager to support the Company and the Series, we are dependent on the general fundraising environment and our Manager’s continued ability to raise capital.

ITEM 3. DIRECTORS AND OFFICERS

MANAGEMENT

Manager

The Manager of the Company is Experiential Squared, Inc., a Delaware corporation formed on December 27, 2016.

The Company operates under the direction of the Manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our business strategy. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager is responsible for determining maintenance required in order to maintain or improve the asset’s quality, determining how to monetize a Series and other underlying assets at Membership Experience Programs in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of a Series as the case may be.

The Company will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager. The Manager may establish further written policies and will monitor our administrative procedures, asset operations and performance to ensure that the policies are fulfilled. The Manager may change our objectives at any time without approval of our Interest Holders.  The Manager itself has no track record and is relying on the track record of its individual officers, directors and advisors.

The Manager performs its duties and responsibilities pursuant to our Operating Agreement. We have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Responsibilities of the Manager

Under Nevada law, the fiduciary duties of a manager to the limited liability company and to its members are limited to that of good faith and fair dealing. The Operating Agreement for the Company has set forth standards by which the duties of the Manager are to be measured.

Among other things, the Operating Agreement recognizes that the Manager (directly or through affiliates) is permitted to conduct outside business activities that may conflict with the Company’s business. The Company's business operations and affairs will be managed entirely by the Manager, which may be subject to certain conflicts of interest. (See "CONFLICTS OF INTEREST.") In addition, the Manager may submit any contract or act for approval or ratification of by the members of the Company (each, a “Member”, and collectively, the “Members”), and any contract or act approved or ratified by the affirmative vote of the Members holding a majority of percentage interests will not constitute a violation of the Manager’s duties to the Company or its Members.

The Members have not been separately represented by independent legal counsel in their dealings with the Manager. Members must rely on the good faith and integrity of the Manager to act in accordance with the terms and conditions of our Offerings. The terms of establishment of the Company, its operations, and the operating agreement has been prepared by the Manager. Therefore, the terms and the Operating Agreement have not been negotiated in an arms' length transaction, and there is no assurance that the Company could not have obtained more favorable terms from a third party for any of these agreements. INVESTORS SHOULD CONSULT WITH THEIR OWN COUNSEL TO EVALUATE ANY AND ALL OF THESE AGREEMENTS AND RELATIONSHIPS.

13

The Manager must, on demand, give to any Member or his legal representative true and complete information concerning all Company affairs as required by law. Each Member or his legal representative has the right to inspect and copy the Company books and records upon reasonable request and in accordance with applicable law.

The Operating Agreement provides that the Manager shall have no liability to the Company for losses resulting from errors in judgment or other acts or omissions, as long as (i) the Manager determined, in good faith, that such action or inaction was in, or not opposed to, the best interests of the Company and (ii) such action or inaction did not constitute fraud, deceit, willful misconduct, gross negligence, or a wrongful taking. The Operating Agreement also provides that the Company shall indemnify the Manager against liability and related expenses (including reasonable attorneys' fees and costs) incurred in dealing with the Company, Members or third parties, so long as the standard described above is met. Therefore, Members may have a more limited right of action then they would have absent these provisions in the Operating Agreement. A successful indemnification of the Manager or any litigation that may arise in connection with the Manager's indemnification could deplete the assets of the Company. Members who believe that a breach of the Manager's duty has occurred should consult with their own counsel.

Executive Officers and Directors of the Manager

The following individuals constitute the Board of Directors and executive management of the Manager:

Name	Age	Position	Term of Office (Beginning)
Michael Behrens	43	Chief Executive Officer, Director	Inception
David Kandasamy	58	Chief Financial Officer, Secretary and Director	Inception

Background of Officers and Directors of the Manager

The following is a brief summary of the background of each director and executive officer of the Manager:

Michael Behrens, Chief Executive Officer

Michael has served as a marketing executive for the best 10 years on both the agency and client side. He has experience in both performance marketing and brand development for startups, established business and the Fortune 1000. In his career he has managed/influenced over 1 billion in advertising dollars. He most recently served as the CMO of Casper, a very successful online mattress start-up in NYC that has generated hundreds of millions of dollars in revenue since inception.

David Kandasamy, Chief Financial Officer and Secretary

David is a successful entrepreneur and technology executive. He has led software development teams for 30 years at large companies such as AOL, Netscape, Yahoo, NCR, Citicorp and Viacom, as well as at smaller startups. David is the co-founder of SearchRev, a seminal player in the online advertising space, which he built to over 80 employees when it was successfully sold to AKQA/WPP in 2007. David has resided continuously in California since obtaining his Master’s Degree in Computer Science from UCLA in the early ‘80s. A father of three college-aged children, David is also an FAA-licensed pilot.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

14

None of our directors or executive officers has, during the past five years:

•	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or
•	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

COMPENSATION

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by the Company. Each of the executive officers of the Manager manage our day-to-day affairs, oversee the review, selection and recommendation of underlying assets, service acquired assets and monitor the performance of these assets to ensure that they are consistent with our business objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of the Manager, from Experiential Squared, Inc.  Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to the Manager, we do not intend to pay any compensation directly to these individuals.

Compensation of Manager

The Manager will receive reimbursement for costs incurred (e.g., Offering Expenses and Operating Expenses) and, in its capacity as Manager, a Management Fee (including a one-time, 15% Due Diligence Fee from each Series, and a subsequent fee of 10% of Gross Proceeds generated by each Series. “Gross Proceeds” is defined as the sum of all money generated by a Series, prior to any deductions that have been made or will be used for expenses). Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the Interests.

The Management Fee does not accumulate if no Gross Proceeds are generated. The Management Fee is due only upon each revenue-generating event of such Series. The frequency with which such event occurs is dependent on the racing schedule of the applicable Underlying Asset, potential sales of the applicable Underlying Asset, and other revenue-generating events which do not occur on a fixed or set time period (e.g. quarterly or monthly) but which will recur on an ongoing basis so long as revenue is generated.

The annual compensation of the Manager for Fiscal Year 2018 was as follows:

Name	Capacities in which compensation was received (e.g., Chief Executive Officer, director, etc.)	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Experiential Squared, Inc.	Manager	$57,484	$0	$57,484

In addition, should a series’ revenue exceed its ongoing Operating Expenses and various other potential financial obligations of the series, the Manager in its capacity as the Manager may receive a Management Fee as described in “Description of the Business – Management Fee.” For Fiscal Year 2017, no Management Fees were paid.

A more complete description of Management of the Company is included in “Description of the Business” and “Management”.

Except as set forth herein, we do not have any ongoing plan or arrangement for the compensation of executive officers and our Manager.

15

CONFLICTS OF INTEREST

We have identified the following conflicts of interest that may arise in connection with the Company. The conflicts of interest described in this section should not be considered as an exhaustive list of the conflicts of interest that prospective investors should consider before investing in the Company.

Manager’s Fees and Compensation

None of the compensation set forth under "Compensation of Manager” and “Compensation of Executive Officers” was determined by arms' length negotiations. It is anticipated that the commissions and profits received by the Manager may be higher or lower depending upon market conditions.

This conflict of interest will exist in connection with Company management and investors must rely upon the duties of the Manager of good faith and fair dealing to protect their interests, as qualified by the Operating Agreement.

The Manager has the right to retain the services of other firms, in addition to or in lieu of the Manager, to perform various services, asset management and other activities in connection with the business.

Loans or Other Related Party Transactions

The Company converted an advance from founders outstanding as of December 31, 2017 to equity in the Company to ease the cash flow burden to the Company. The Company also has borrowed up to $55,828 from the manager of the Company in order to acquire horse assets prior to establishing and issuing securities in the underlying series holding the horse assets as of December 31, 2018. Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length. In connection with these loans, a portion of the Series Interests in Palace Foal was acquired initially by the Chief Executive Officer of our Manager, and a portion of the Series Interests in De Mystique ‘17 was acquired initially by the Manager. A copy of the Profit Participation Convertible Promissory Note for Series Palace Foal is attached hereto as Exhibit 6.3, and a copy of the Profit Participation Convertible Promissory Note for Series De Mystique ‘17 is attached hereto as Exhibit 6.5.

Acquisition of Interests in Racehorse Series

The Manager and/or its affiliates may, from time to time, purchase Interests at their discretion on the same terms and conditions as investors. The Company, the Manager, its affiliates and/or third parties may also (1) acquire horses that are listed on MyRacehorse.com pursuant to a promissory note between the Series and lender or (2) have the Series acquire the horses upon close of the respective offering. In many instances, said lender will have a right to participate in pre-closing dividends from revenue generated by its interest in the Underlying Asset and the right to convert into the unsold portion of the offering prior to being fully funded.

Other Series or Businesses

The Manager may engage for its own account, or for the account of others, in other business ventures, similar to that of the Company or otherwise, and neither the Company nor any investor shall be entitled to any interest therein.

The Company will not have independent management and it will rely on the Manager for the operation of the Company. The Manager will devote only so much time to the business of the Company as is reasonably required. The Manager will have conflicts of interest in allocating management time, services and functions between its existing business interests other than the Company and any future entities which it may organize as well as other business ventures in which it may be involved. The Manager believes it has sufficient staff available to be fully capable of discharging its responsibilities to all such entities.

The Manager, acting in the same capacities for other investors, companies, partnerships or entities, may result in competition with individual Series, including other Series. There are no restrictions on the Manager, or any of its affiliates, against operating other businesses in such competition with the Company. If the Manager or any of its affiliates did operate such a business that competed for clients with the Company, it could substantially impair the Company's financial results.

16

Manager Affiliation with Majority Owners

The Manager may independently determine to invest in syndicates that own majority interests in certain assets owned by individual Series. The Manager may derive compensation from its membership in these syndicates in addition to any compensation earned as a Manager of an individual Series.

Lack of Independent Legal Representation

The Members have not been separately represented by independent legal counsel in connection with the Company’s organization or in their dealings with the Manager. The investors must rely on the good faith and integrity of the Manager to act in accordance with the terms and conditions of our Offerings. The terms of the management of the business and the operating agreement have all been prepared by the Company. Therefore, the terms of these agreements have not been negotiated in an arms' length transaction, and there is no assurance that the Company could not have obtained more favorable terms from a third party for any of these agreements. PROSPECTIVE INVESTORS MUST RELY ON THEIR OWN LEGAL COUNSEL FOR LEGAL ADVICE IN CONNECTION WITH THIS INVESTMENT.

We do not have a conflicts of interest policy.

The Company, the Manager and their affiliates will try to balance the Company’s interests with their own.  However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company’s financial performance and, consequently, on distributions to investors and the value of the Interests. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

PRINCIPAL INTEREST HOLDERS

The following table sets forth information regarding beneficial ownership of the securities of the Company as of June 20, 2019 (i) by each of our officers and directors; (ii) by all of our officers and directors as a group; and (iii) by each person who is known by us to beneficially own more than 10% of any class of our voting securities. Unless otherwise specified, the address of each of the persons set forth below is in care of our company at 250 W. 1st Street, Suite 256, Claremont, CA 91711.

Title of class*	Name of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Company	Experiential Squared, Inc.	100% Interest	N/A	100%
Interests – Series Amers	Experiential Squared, Inc.	27% Interest(1)	20 Interests(1)	27%(1)
Interests – Series Bella Chica	Experiential Squared, Inc.	70% Interest(2)	70 Interests(2)	70%(2)
Interests – Series Country Whirl ‘17	Experiential Squared, Inc.	4% Interest(3)	4 Interests(3)	4%(3)
Interests – Series De Mystique ‘17	Experiential Squared, Inc.	100% Interest(4)	250 Interests(4)	100%(4)
Interests – Madarnas	Experiential Squared, Inc.	44% Interest(5)	22 Interests(5)	44%(5)
Interests – Series Miss Puzzle	Experiential Squared, Inc.	16% Interest(6)	20 Interests(6)	16%(6)
Interests – Series Night of Idiots	Experiential Squared, Inc.	78% Interest(7)	62 Interests(7)	78%(7)
Interests – Series Palace Foal	Michael Behrens	100% Interest(8)	510 Interests(8)	100%(8)
Interests – Series Sigesmund	Experiential Squared, Inc.	70% Interest(9)	139 Interests(9)	70%(9)
Interests – Series Soul Beam	Experiential Squared, Inc.	95% Interest(10)	62 Interests(10)	95%(10)
Interests – Series Tavasco Road	Experiential Squared, Inc.	90% Interest(11)	72 Interests(11)	90%(11)
Interests – Series Zestful	Experiential Squared, Inc.	77% Interest(12)	77 Interests(12)	77%(12)

17

______________

*	Series not listed herein are not owned by officers, directors or 10% owners

(1)	Experiential Squared, Inc. holds a promissory note which provides that, at its election, Experiential Squared, Inc. may convert the outstanding balance of the note into the number of unsold membership interests in the offering of Series Amers on the date of conversion. As of June 20, 2019, 55 membership interests in Series Amers have been sold, which means Experiential Squared, Inc. is deemed to be a 27% beneficial owner of the Series Amers membership interests until such interests have been sold.
(2)	Experiential Squared, Inc. holds a promissory note which provides that, at its election, Experiential Squared, Inc. may convert the outstanding balance of the note into the number of unsold membership interests in the offering of Series Bella Chica on the date of conversion. As of June 20, 2019, 30 membership interests in Series Bella Chica have been sold, which means Experiential Squared, Inc. is deemed to be a 70% beneficial owner of the Series Bella Chica membership interests until such interests have been sold.
(3)	Experiential Squared, Inc. holds a promissory note which provides that, at its election, Experiential Squared, Inc. may convert the outstanding balance of the note into the number of unsold membership interests in the offering of Series Country Whirl ‘17 on the date of conversion. As of June 20, 2019, 96 membership interests in Series Country Whirl ‘17 have been sold, which means Experiential Squared, Inc. is deemed to be a 4% beneficial owner of the Series Country Whirl ‘17 membership interests until such interests have been sold.
(4)	Experiential Squared, Inc. holds that certain Profit Participation Convertible Promissory Note attached hereto as Exhibit 6.5 which provides that, at its election, Experiential Squared, Inc. may convert the outstanding balance of the note into the number of unsold Membership Interests in the Offering of Series De Mystique ‘17 on the date of conversion. As of June 20, 2019, no Series De Mystique ‘17 Interests have been sold which means Experiential Squared, Inc. is deemed the 100% beneficial owner of the Series Palace Foal Interests until such Interests have been sold.
(5)	Experiential Squared, Inc. holds a promissory note which provides that, at its election, Experiential Squared, Inc. may convert the outstanding balance of the note into the number of unsold membership interests in the offering of Series Madarnas on the date of conversion. As of June 20, 2019, 28 membership interests in Series Madarnas have been sold, which means Experiential Squared, Inc. is deemed to be a 44% beneficial owner of the Series Madarnas membership interests until such interests have been sold.
(6)	Experiential Squared, Inc. holds a promissory note which provides that, at its election, Experiential Squared, Inc. may convert the outstanding balance of the note into the number of unsold membership interests in the offering of Series Miss Puzzle on the date of conversion. As of June 20, 2019, 105 membership interests in Series Miss Puzzle have been sold, which means Experiential Squared, Inc. is deemed to be a 16% beneficial owner of the Series Miss Puzzle membership interests until such interests have been sold.
(7)	Experiential Squared, Inc. holds a promissory note which provides that, at its election, Experiential Squared, Inc. may convert the outstanding balance of the note into the number of unsold membership interests in the offering of Series Night of Idiots on the date of conversion. As of June 20, 2019, 18 membership interests in Series Night of Idiots have been sold, which means Experiential Squared, Inc. is deemed to be a 78% beneficial owner of the Series Night of Idiots membership interests until such interests have been sold.
(8)	Michael Behrens holds that certain Profit Participation Convertible Promissory Note attached hereto as Exhibit 6.3 which provides that, at his election, Mr. Behrens may convert the outstanding balance of the note into the number of unsold Membership Interests in the Offering of Series Palace Foal on the date of conversion. As of June 20, 2019, no Series Palace Foal Interests have been sold which means Mr. Behrens is deemed the 100% beneficial owner of the Series Palace Foal Interests until such Interests have been sold.
(9)	Experiential Squared, Inc. holds a promissory note which provides that, at its election, Experiential Squared, Inc. may convert the outstanding balance of the note into the number of unsold membership interests in the offering of Series Sigesmund on the date of conversion. As of June 20, 2019, 61 membership interests in Series Sigesmund have been sold, which means Experiential Squared, Inc. is deemed to be a 70% beneficial owner of the Series Sigesmund membership interests until such interests have been sold.

(10)	Experiential Squared, Inc. holds a promissory note which provides that, at its election, Experiential Squared, Inc. may convert the outstanding balance of the note into the number of unsold membership interests in the offering of Series Soul Beam on the date of conversion. As of June 20, 2019, 3 membership interests in Series Soul Beam have been sold, which means Experiential Squared, Inc. is deemed to be a 95% beneficial owner of the Series Soul Beam membership interests until such interests have been sold.
(11)	Experiential Squared, Inc. holds a promissory note which provides that, at its election, Experiential Squared, Inc. may convert the outstanding balance of the note into the number of unsold membership interests in the offering of Series Tavasco Road on the date of conversion. As of June 20, 2019, 8 membership interests in Series Tavasco Road have been sold, which means Experiential Squared, Inc. is deemed to be a 90% beneficial owner of the Series Tavasco Road membership interests until such interests have been sold.
(12)	Experiential Squared, Inc. holds a promissory note which provides that, at its election, Experiential Squared, Inc. may convert the outstanding balance of the note into the number of unsold membership interests in the offering of Series Zestful on the date of conversion. As of June 20, 2019, 23 membership interests in Series Zestful have been sold, which means Experiential Squared, Inc. is deemed to be a 77% beneficial owner of the Series Zestful membership interests until such interests have been sold.

18

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As described in the financial statements, the Company has the following transactions involving the issuer or related parties (other than compensation described under “Item 3 – “Compensation of Executive Officers” and “Compensation of Manager”):

Advances from Manager

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable management fee), as they are received.

Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

In the table below, the Company outlines the positions of borrowings and amounts owed to it by the Manager:

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
MRH Amers	$504	$(2,380)	$(1,876)
MRH Berengaria 17	8,043	-	8,043
MRH Bullion	(1,500)	-	(1,500)
MRH Cairo Kiss	3,452	-	3,452
MRH Country Whirl ‘17	9,956	(16,065)	(6,109)
MRH Madarnas	-	-	-
MRH Major Implications	(741)	-	(741)
MRH Moonless Sky	(1,528)	-	(1,528)
MRH Night of Idiots	6,473	(5,512)	961
MRH Nileist	5,035	(1,800)	3,235
MRH Noble Goddess	4,644	(3,441)	1,203
MRH Palace Foal	-	-	-
MRH Sauce on Side	6,415	-	6,415
MRH Sigesmund	(4,375)	(11,815)	(16,190)
MRH Soul Beam	1,048	(1,556)	(508)
MRH Swiss Minister	632	(5,474)	(4,842)
MRH Takeo Squared	4,251	-	4,251
MRH Tavasco Road	1,252	(1,525)	(273)
MRH Zestful	3,846	(6,260)	(2,414)
Total	$47,407	$(55,828)	$(8,421)

Related Party Transactions

The Company converted an advance from founders outstanding as of December 31, 2017 to equity in the Company to ease the cash flow burden to the Company.

The Company’s Manager has advanced funds to and holds cash reserves on behalf of various of the Company’s series funds. See Note 4 for further discussions.

19

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder. As of December 31, 2018, MRH Palace Foal has accrued $23 in interest expense.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

Conflicts of Interest

See “Conflicts of Interest” section above for more information.

ITEM 6. OTHER INFORMATION

None.

20

ITEM 7. FINANCIAL STATEMENTS

Index to Financial Statements

Audited Financial Statements as of December 31, 2018 and 2017 and for the years then ended

21

INDEPENDENT AUDITOR’S REPORT

May 24, 2018

To: Board of Managers, My Racehorse CA LLC

          Attn: David Kandasamy

Re: 2018-2017 Financial Statement Audit

My Racehorse CA, LLC

We have audited the accompanying financial statements of My Racehorse CA LLC (a series limited liability company organized in Nevada) (the “Company”), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, members’ equity, and cash flows for the calendar year periods ending December 31, 2018 and 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations, members’ equity and its cash flows for the calendar year period(s) thus ending in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As described in the Notes to the Financial Statements, the Company is a business that generated cumulative losses while seeking to raise capital and grow its business with investor funding.  Considering these factors, there exist substantial doubt as to whether the Company can continue as a going concern.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty and we provide no opinion at this time about whether the Company will be successful in its plans to continue as a going concern.

Sincerely,

/s/ IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

F-1

MY RACEHORSE CA LLC

BALANCE SHEETS

As of December 31, 2018 and 2017

	2018	2017
ASSETS
Current Assets:
Cash and cash equivalents	$–	$–
Horse reserve funds receivable from Manager (see Notes 2 and 4)	47,407	–
Total Current Assets	47,407	–

Non-Current Assets:
Horse Assets, net of accumulated depreciation (see Note 2)	206,105	–
Total Non-Current Assets	206,105	–

TOTAL ASSETS	$253,512	$–

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
Liabilities:
Current liabilities:
Acquisition advances payable to Manager (see Note 4)	$55,828	$10,200
Interest payable	23	–
Total Current Liabilities	55,851	10,200

Long-term Debt:
Loan Payable	15,606	–
Total Long-term Debt	15,606	–

Total Liabilities	71,457	10,200

Members’ Equity/(Deficit):
Membership in My Racehorse CA, LLC	11,843	–
Subscriptions in series, net of distributions (See Note 5)	339,577	–
Accumulated deficit	(169,365)	(10,200)
Total Members’ Equity/(Deficit)	182,055	(10,200)

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$253,512	$–

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-2

MY RACEHORSE CA LLC

STATEMENTS OF OPERATIONS

For the years ended December 31, 2018 and 2017

	2018	2017

Revenues	$36,888	$–
Cost of revenues	(70,998)	–
Gross profit	(34,110)	–

Operating Expenses:
General and administrative	36,062	10,200
Management charges	57,484	–
Sales and marketing	500
Depreciation	40,286	–
Total Operating Expenses	134,332	10,200

Loss from operations	(168,442)	(10,200)

Other Income/(Expense):
Gain/(loss) on disposition of horse	9,300	–
Interest expense	(23)	–
Total Other Expenses	9,277	–

Provision for income taxes	–	–

Net loss	$(159,165)	$(10,200)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-3

MY RACEHORSE CA LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT)

For the years ended December 31, 2018 and 2017

	Membership in My Racehorse CA LLC	Subscriptions in Series	Accumulated Deficit	Total Members' Equity/(Deficit)

Balance at January 1, 2017	$–	$–	$(10,200)	$(10,200)

Net loss	–	–	–	–
Balance at December 31, 2017	–	–	(10,200)	(10,200)

Conversion of advances from founders to equity	10,200	–	–	10,200
Subscriptions received in Horse series	–	354,184	–	354,184
Distributions from Horse series	–	(14,607)	–	(14,607)
Contribution by manager	1,643	–	–	1,643
Net loss	–	–	(159,165)	(159,165)
Balance at December 31, 2018	$11,843	$339,577	$(169,365)	$182,055

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-4

MY RACEHORSE CA LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities
Net Loss	$(159,165)	$(10,200)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	40,286	–
Changes in operating assets and liabilities:
Increase/(Decrease) in interest payable	23	–
Net Cash Used In Operating Activities	(118,856)	(10,200)

Cash Flows From Investing Activities
Purchase of property and equipment	(246,391)	–
Net Cash Used In Investing Activities	(246,391)	–

Cash Flows From Financing Activities
Issuance of series subscriptions	362,390	–
Distributions on series subscriptions	(22,813)	–
Contribution by manager	1,643	10,200
Proceeds of long-term notes	15,606	–
Net increase in amount due to Manager	8,421	–
Net Cash Provided by Financing Activities	365,247	10,200

Net Change In Cash	–	–

Cash at Beginning of Period	–	–
Cash at End of Period	$–	$–

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–
Amount of advances from founder converted to membership in My Racehorse CA LLC	$–	$10,200

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-5

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

My Racehorse CA, LLC d/b/a MyRaceHorse.com (the “Company”) is an early-stage investment series limited liability company established by the manager, Experiential Squared, Inc. (the “Manager”), to invest in individual interests in thoroughbred, quarter and Standardbred horses through underlying Series LLCs. The Company aims to democratize the ownership of racehorses through a self-developed web-based platform and allow fans to experience racehorse ownership by investing in Series LLCs with other like-minded fans. The Company is headquartered in Claremont, CA. The key executives of the manager are Michael Behrens and David Kandasamy. The Company was formed in the 2016.

Since inception, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2018, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a Regulation A securities campaign (see Note 9), capital contributions from the founder and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2018 and 2017, the Company had no of cash on hand.

F-6

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, the Company had no outstanding accounts receivable. However, all of the cash of the Company is held by the Manager on behalf of the Company.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Horse assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2018 and 2017, the Company has $246,391 and $0, respectively recorded, at cost, in horse assets.

F-7

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

As of December 31, 2018, property and equipment consisted of the following:

Series Name	Horse Asset plus acquisition costs	Less: Depreciation through December 31, 2018	Total
MRH Amers	$6,000	$(1,000)	$5,000
MRH Berengaria 17	22,500	(1,875)	20,625
MRH Bullion	6,000	(1,333)	4,667
MRH Cairo Kiss	27,800	(5,406)	22,394
MRH Country Whirl	11,970	(998)	10,972
MRH Madarnas	10,000	(10,000)	-
MRH Major Implications	2,500	(138)	2,362
MRH Moonless Sky	12,000	(2,000)	10,000
MRH Night of Idiots	8,740	(243)	8,497
MRH Nileist	11,700	(650)	11,050
MRH Noble Goddess	12,000	(333)	11,667
MRH Palace Foal	15,606	(434)	15,172
MRH Sauce on Side	15,000	(1,667)	13,333
MRH Sigesmund	10,000	(1,944)	8,056
MRH Soul Beam	23,075	(4,487)	18,588
MRH Swiss Minister	7,500	(1,667)	5,833
MRH Takeo Squared	15,000	(2,083)	12,917
MRH Tavasco Road	10,000	(1,389)	8,611
MRH Zestful	19,000	(2,639)	16,361
Total	$246,391	$(40,286)	$206,105

Depreciation totaled $40,286 and $0 for the years ended December 31, 2018 and 2017, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

F-8

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue for the Company is generally comprised of horse winnings within the series or hospitality revenue. As of December 31, 2018, the Company had recognized $36,888 in race winnings, which are recorded net of track expense deductions. A more detailed allocation of the race winnings revenue allocated by series is provided on the other page.

Costs of Revenues

Costs of revenues include horse related expenses such as insurance, photography, stables and training, transportation and veterinary.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code (IRC), all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company has elected, in accordance with IRC, to treat each of the individual series as separate subchapter c corporations for tax purposes. No tax provision has been recorded for any series through the balance sheet date as each is in a taxable loss position.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

F-9

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits nor significant revenues and has sustained a net loss of $159,165 during the year ended December 31, 2018.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: ADVANCES FROM MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable management fee), as they are received.

Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

F-10

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

In the table below, the Company outlines the positions of borrowings and amounts owed to it by the Manager:

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
MRH Amers	$504	$(2,380)	$(1,876)
MRH Berengaria 17	8,043	-	8,043
MRH Bullion	(1,500)	-	(1,500)
MRH Cairo Kiss	3,452	-	3,452
MRH Country Whirl	9,956	(16,065)	(6,109)
MRH Madarnas	-	-	-
MRH Major Implications	(741)	-	(741)
MRH Moonless Sky	(1,528)	-	(1,528)
MRH Night of Idiots	6,473	(5,512)	961
MRH Nileist	5,035	(1,800)	3,235
MRH Noble Goddess	4,644	(3,441)	1,203
MRH Palace Foal	-	-	-
MRH Sauce on Side	6,415	-	6,415
MRH Sigesmund	(4,375)	(11,815)	(16,190)
MRH Soul Beam	1,048	(1,556)	(508)
MRH Swiss Minister	632	(5,474)	(4,842)
MRH Takeo Squared	4,251	-	4,251
MRH Tavasco Road	1,252	(1,525)	(273)
MRH Zestful	3,846	(6,260)	(2,414)
Total	$47,407	$(55,828)	$(8,421)

F-11

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

NOTE 5: MEMBERS’ EQUITY/(DEFICIT)

Series Subscriptions

The Company has received membership subscriptions for the following LLC series as of December 31, 2018:

Series Name	Units Offered	Units Tendered	Subscription Amount
MRH Amers	75	55	$7,700
MRH Berengaria 17	150	150	40,500
MRH Bullion	25	25	11,750
MRH Cairo Kiss	80	80	44,400
MRH Country Whirl	100	37	11,100
MRH Madarnas	50	28	9,294
MRH Major Implications	20	20	4,600
MRH Moonless Sky	200	200	22,000
MRH Night of Idiots	80	54	13,500
MRH Nileist	45	41	21,730
MRH Noble Goddess	300	163	17,930
MRH Sauce on Side	125	125	30,000
MRH Sigesmund	200	61	6,100
MRH Soul Beam	65	62	37,820
MRH Swiss Minister	50	27	7,560
MRH Takeo Squared	100	100	27,000
MRH Tavasco Road	80	72	16,560
MRH Zestful	100	77	24,640
Total	1,845	1,377	$354,184

The members of each of the Company’s series have certain rights with respect to the membership series they are subscribed to. Each series generally holds a single horse asset. A series member is entitled to their pro rata share of the net profits derived from the horse asset held in that series after deduction of expense allocations and direct expenses attributable to the underlying horse asset, based on their percentage of the total outstanding membership interests in that series.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

F-12

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

NOTE 6: RELATED PARTY TRANSACTIONS

The Company converted an advance from founders outstanding as of December 31, 2017 to equity in the Company to ease the cash flow burden to the Company.

The Company’s Manager has advanced funds to and holds cash reserves on behalf of various of the Company’s series funds. See Note 4 for further discussions.

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder. As of December 31, 2018, MRH Palace Foal has accrued $23 in interest expense.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

F-13

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 and for the years then ended

Long-Term Debt

The Company was loaned $10,000 by a strategic investor for the acquisition of the horse asset in the MRH Madarnas series. This debt has no fixed maturity or interest rate stated at this time. The Company anticipates that it will take longer than one year to repay the loan and thus has recorded it as a long-term note payable.

Additionally, the Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder.

NOTE 9: SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is planning to raise capital through the issuance of securities exempt from registration under Regulation A. This offering is being contemplated to allow the Company to more broadly offer the securities of the underlying series of the Company.

Management’s Evaluation

Management has evaluated subsequent events through May 24, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

F-14

ITEM 8. EXHIBITS

Exhibit 2.1	Articles of Organization (1)
Exhibit 2.2	Amended and Restated Series Limited Liability Company Agreement (2)
Exhibit 3.1	Series Agreement for Series Palace Foal (1)
Exhibit 3.2	Series Agreement for Series De Mystique ‘17 (3)
Exhibit 4.1	Form of Subscription Agreement (1)
Exhibit 6.1	Management Services Agreement by and between My Racehorse CA LLC and Experiential Squared, Inc. (1)
Exhibit 6.2	Equine Co-Ownership and Acquisition Agreement for Palace Foal (1)
Exhibit 6.3	Profit Participation Convertible Promissory Note for Palace Foal (1)
Exhibit 6.4	Equine Co-Ownership and Acquisition Agreement for De Mystique ‘17 (3)
Exhibit 6.5	Profit Participation Convertible Promissory Note for De Mystique ‘17 (3)
Exhibit 11.1*	Consent of IndigoSpire CPA Group, LLC
Exhibit 12.1	Opinion of Procopio, Cory, Hargreaves & Savitch LLP (3)
Exhibit 15.1	Additional Exhibits - Item 6 of the Part I Information - full comments (1)

 __________________

*Filed herewith.

(1) Filed with the Company’s Form 1-A dated September 10, 2018 and incorporated by reference herein.

(2) Filed with the Company’s Amendment No. 1 to Form 1-A dated November 20, 2018 and incorporated by reference herein.

(3) Filed with the Company’s Post-Qualification Amendment No. 1 to Form 1-A dated April 18, 2019 and incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 24, 2019	MY RACEHORSE CA LLC

By: Experiential Squared, Inc., its Manager

By: /s/ Michael Behrens
Name: Michael Behrens
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Behrens Name: Michael Behrens	Chief Executive Officer of Experiential Squared, Inc. (Principal Executive Officer)	June 24, 2019
/s/ David Kandasamy Name: David Kandasamy	Chief Financial Officer and Secretary of Experiential Squared, Inc. (Principal Financial Officer)	June 24, 2019
MY RACEHORSE CA LLC By: /s/ Michael Behrens Name: Michael Behrens Title: Chief Executive Officer	Manager	June 24, 2019

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